MEETING OF SHAREHOLDERS
On December 15, 2006, a Meeting of Shareholders for the Fund was held to consider a number of proposals. On October 13, 2006, the record date for the meeting, the Fund had $200,090,933 of net assets of which $111,001,921 (55.48%) of net assets were represented at the meeting.

Proposal 1  Election of Trustees:

	Net Assets Voted For	Net Assets voted Abstain
Patricia B. Norris	   $106,126,627	 $4,875,294
Dr. Russell A. Salton, III  106,075,431	  4,926,490
Richard K. Wagoner	    106,110,064	  4,891,857


Proposal 2   To consider a  Sub-Advisory Agreement with Crow
Point Partners, LLC:
	$81,093,323 voted For
	3,361,188 voted Against
	4,592,341 voted Abstain
	21,955,069 voted  Non-Vote

Proposal 3 To consider and vote upon such other matters as may properly come before the meeting or any adjournment thereof:
          $100,992,759 voted For
	   4,808,643 voted Against
	   5,200,519 voted Abstain